UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BTHC VI, Inc.

File No. 000-52108- CF#26711

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Athersys, Inc. (successor to BTHC VI, Inc.) submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information BTHC VI, Inc. excluded from the Exhibits to a Form 8-K filed on June 14, 2007, as amended.

Based on representations by Athersys, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.35   through August 4, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel